EXHIBIT 12.1
APACHE CORPORATION
STATEMENT OF COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES AND
COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS
(In Thousands)

	Quarter Ended
	March 31,
	2007	2006	2006	2005	2004	2003	2002
EARNINGS
Pretax income from continuing operations before preferred interests of subsidiaries	$814,633	$1,073,262	$4,009,595	$4,206,254	$2,663,083	$1,930,925	$915,194
Add: Fixed charges excluding capitalized interest and preferred interest requirements of consolidated subsidiaries	50,018	33,575	178,399	138,399	134,797	132,820	128,730

Adjusted Earnings	$864,651	$1,106,837	$4,187,994	$4,344,653	$2,797,880	$2,063,745	$1,043,924

FIXED CHARGES AND PREFERRED STOCK DIVIDENDS
Interest expense including capitalized interest (1,5)	$65,732	$42,863	$217,454	$175,419	$168,090	$173,045	$155,667
Amortization of debt expense	694	508	2,048	3,748	2,471	2,163	1,859
Interest component of lease rental expenditures (2)	5,368	4,397	20,198	16,220	14,984	14,458	11,895
Preferred interest requirements of consolidated subsidiaries (3)	—	—	—	—	—	11,805	19,581

Fixed charges	71,794	47,768	239,700	195,387	185,545	201,471	189,002

Preferred stock dividend requirements (4)	2,347	2,306	8,922	9,105	9,058	9,968	17,540

Combined Fixed Charges and Preferred Stock Dividends	$74,141	$50,074	$248,622	$204,492	$194,603	$211,439	$206,542

Ratio of Earnings to Fixed Charges	12.04	23.17	17.47	22.24	15.08	10.24	5.52

Ratio of Earnings to Combined Fixed Charges and Preferred Stock Dividends	11.66	22.10	16.84	21.25	14.38	9.76	5.05

(1)	The company did not receive a tax benefit for $5 million of transaction costs written off to interest expense when the company retired its preferred interests of subsidiaries in September 2003. Given the non-deductibility of the charge, $9 million of pre-tax income was required to cover the $5 million write-off. Accordingly, interest expense has been grossed up by $4 million.

(2)	Represents the portion of rental expense assumed to be attributable to interest factors of related rental obligations determined at interest rates appropriate for the period during which the rental obligations were incurred. Approximately 32 to 34 percent applies to rental payments for all periods presented.

(3)	The company did not receive a tax benefit for a portion of its preferred interests of consolidated subsidiaries. This amount represents the pre-tax earnings that would be required to cover preferred interests requirements of consolidated subsidiaries. In September 2003, the company retired its preferred interests of subsidiaries.

(4)	The company does not receive a tax benefit for its preferred stock dividends. This amount represents the pre-tax earnings that would be required to cover its preferred stock dividends.

(5)	Interest expense related to the provisions of Financial Accounting Standards Board Interpretation No. 48 (FIN 48) “Accounting for Uncertainty in Income Taxes” is not included in the computation of ratios of earnings to fixed charges and combined fixed charges and preferred stock dividends.